Exhibit 1
DIGITAL PRODUCTS CORPORATION
800 N.W. 33rd St.
Pompano Beach, Florida 33064
Telephone: (305) 783-9600
Telecopier: (305) 783-9609
Contact: Richard A. Angulo
OTC Electronic Bulletin Board: DIPC


                                  NEWS RELEASE
December 18, 1995


          STRATEGIC TECHNOLOGIES INC. AND DIGITAL PRODUCTS CORPORATION
                            TERMINATE PROPOSED MERGER

Pompano Beach, Florida: Richard A. Angulo, President and CEO of Digital Products Corporation, announced that DPC and Strategic Technologies Inc. have mutually agreed to terminate the previously-announced proposed merger of the two companies.

Richard A. Angulo stated "The current market conditions have made the financing aspects of the merger impractical for the parties. Accordingly, DPC's Board of Directors has determined that it is in the best interest of the DPC shareholders to terminate the Merger Agreement at this time."

Mr. Angulo went on to say "We regret that the merger could not be realized under the present circumstances. During the merger process, DPC has continued to implement the strategies that have strengthened the company's performance. We look to continue on the course of improvement that has been established."

DPC is a major provider of global information management solutions and personal monitoring devices to the criminal justice and corrections industry.